SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated February 19, 2003

MEPC Limited

(Translation of Registrant’s Name into English)

Nations House

103 Wigmore Street

London W1H 9AB

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

Enclosure: Hermes to acquire remainder of MEPC

[MEPC Letterhead]

17 February 2003

Company Announcements

The London Stock Exchange

Old Broad Street

London

EC2N 1HP

Direct lines: Tel 020 7911 5507	Fax 020 7911 5670

Email astratton@mepc.co.uk

Our ref PAB Your ref

Dear Sirs,

RNS No: 645134

MEPC Announces Acquisition by Hermes

MEPC Limited announces that Hermes Pension Management has agreed terms to acquire GE Real Estates’ 50% equity stake in MEPC.

A copy of Hermes’ press release is attached.

Yours faithfully,

P.A. Batchelor

Company Secretary

Registered and Head Office 103 Wigmore Street, London W1U 1AH

Telephone 020 7911 5300 Facsimile 020 7499 0650 www.mepc.com

Registered in England No 420575

[HERMES LETTERHEAD]

Hermes

Lloyds Chambers, Portsoken Street, London E1 8HZ

Tel: 020 7702 0888     Fax: 020 7702 9452    Telex: 8956577/888947

Press Statement

For Immediate Release	17 February 2003

HERMES TO ACQUIRE REMAINDER OF MEPC

Hermes Pensions Management (‘Hermes’) today announces that it has agreed terms with GE Real Estate (‘GE’) to purchase GE’s 50% equity stake in MEPC on behalf of British Telecom Pension Scheme (‘BTPS’), thereby taking full control of MEPC.

Hermes and GE took MEPC private in summer 2000 and each owned 50 percent of the company. Since this acquisition, MEPC has delivered excellent returns to the investors and has been substantially restructured resulting in sales of a major part of the original portfolio. MEPC is now focussed on a core portfolio of business parks and factory outlet centres

Commenting on the proposed acquisition, Tony Watson, Chief Executive of Hermes, said,

“MEPC has developed a new five year plan for the business, centred on the core holdings. Its unique portfolio has strong medium and long term growth potential and provides an excellent base on which to build. The performance to date and the strong prospects for the future are very much a tribute to the efforts and achievements of the MEPC team and we are confident that they will continue to add value to these assets in the coming years.”

MEPC will continue to run as a separate entity, under its own management, accountable to its own board as a wholly owned entity of the Hermes clients.

Jamie Dundas, Chief Executive of MEPC said,

“Hermes knows and understands the property market well and their acquisition of full ownership confirms a stable future for MEPC and provides a solid foundation for continuing success.”

Charles Alexander, President, GE Capital Europe, commented,

“The business plan we initially put in place for MEPC has been successfully completed and we feel that, from here on, the income profile of the assets is better suited to a long-term institutional investor. We will, therefore, now focus our investment activities in other core areas of the UK real estate market. GE continues to enjoy a very good relationship with both Hermes and MEPC and we look forward to working with them on new business ventures in the future.”

The price of the transaction is subject to confidentiality agreements and will not be disclosed.

- ENDS -

For further information contact:

Hermes	+44 20 7702 0888

Tony Watson, Chief Executive Hermes Pensions Management

Grandfield	+44 20 7417 4170

Mani Venmans

On behalf of GE Real Estate	+44 20 7831 3113

Stephanie Highett

Financial Dynamics

Notes to Editors:

Hermes Pensions Management

Hermes is a leading independent pension fund manager investing approximately £36bn on behalf of over 100 clients in the public, private and voluntary sectors. As a boutique provider of investment strategies, Hermes’ investment profile ranges from low risk index-tracking and fixed interest portfolios to higher risk investments such as corporate bonds, emerging markets, smaller companies, private equity, property and share holder engagement Focus Funds. Its clients hold over one per cent. of the value of nearly all of the largest 800 quoted companies on the London Stock Exchange in addition to active holdings in over 2,000 public companies world-wide. Hermes’ market-leading investment strategy has for many years been based on the index/specialist approach and is increasingly being adopted by other fund managers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEPC Limited

Date:	February 19, 2003	By:	/s/ Stephen East
		Name:	Stephen East
		Title:	Finance Director